January 9, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Attn:	Ms. Tia L. Jenkins
Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Re:	Comment Letter dated December 22, 2011 addressed to Shoe Carnival, Inc.
Form 10-K for Fiscal Year Ended January 29, 2011
Filed April 14, 2011
SEC File No. 000-21360

Dear Ms. Jenkins:

We are in receipt of your letter as referenced above and enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the “SEC”), our response as keyed to your comments and requests for additional information.

Commission's Comment

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18, Critical Accounting Policies, page 20

1.
Please revise in future filings your discussion of your critical accounting policies to provide a discussion that supplements, rather than duplicates, the accounting policies contained in the footnotes to your financial statements. Your revised discussion should provide greater insight into the quality and variability of your most critical accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment inherent in their application. For example for inventories, please expand your disclosures to provide further insight into the assumptions and estimates involved in determining market value. Please refer to SEC Release No. 33-8350.

Shoe Carnival, Inc. Response

We will incorporate revisions to the disclosures of our critical accounting policies in our future filings beginning with our Form 10-K for Fiscal Year Ending January 28, 2012.  As an example, we will expand our disclosures in a manner consistent with the following.

Critical Accounting Policies

It is necessary for us to include certain judgments in our reported financial results.  These judgments involve estimates based in part on our historical experience and incorporate the impact of the current general economic climate and company-specific circumstances.  However, because future events and economic conditions are inherently uncertain, our actual results could differ materially from these estimates.  The accounting policies that require the more significant judgments are included below.

Merchandise Inventories – Our merchandise inventories are stated at the lower of cost or market (LCM) as of the balance sheet date and consist primarily of dress, casual and athletic footwear for men, women and children.  The cost of our merchandise is determined using the first-in, first-out valuation method (FIFO).  For determining market value, we estimate the future demand and related sale price of merchandise in our inventory.  The stated value of merchandise inventories contained on our consolidated balance sheets also includes freight, certain capitalized overhead costs and reserves.

We review our inventory at the end of each quarter to determine if it is properly stated at LCM.  Factors considered include, among others, recent sale prices, the length of time merchandise has been held in inventory, quantities of the various styles held in inventory, seasonality of the merchandise, expected consideration to be received from our vendors and current and expected future sales trends.  We reduce the value of our inventory to its estimated net realizable value where cost exceeds the estimated future selling price.  Merchandise inventories as of January 29, 2011 and January 30, 2010 totaled $212.9 million and $197.5 million, respectively, representing approximately 62% and 64% of total assets.  Given the significance of inventories to our consolidated financial statements, the determination of net realizable value is considered to be a critical accounting estimate.  Material changes in the factors noted above could have a significant impact on the actual net realizable value of our inventory and our reported operating results.

Commission's Comment

2.
We note that your inventory represents 76% of your current assets and 62% of your total assets at January 29, 2011, and your inventory balance increased by $15.5 million while your inventory reserve decreased slightly. Please clarify in future filings how you account for slow moving and obsolete inventories.

Shoe Carnival, Inc. Response

Based on the above proposed changes to our disclosure, we believe we have provided further clarification by identifying the frequency of review of our merchandise inventory and the factors considered as part of that review process.  One of the factors we consider during the merchandise inventory review is the length of time merchandise has been held in inventory, which would identify slow moving merchandise.  The other factors listed in our response to Comment 1 above are considered along with the length of time merchandise has been held in inventory to determine whether our inventory should be reduced in value.  Obsolete inventory is not applicable to our operations, as we liquidate our own product at our store locations.

Based on the review described in our response to Comment 1 above, the reduction in inventory reserve between the two comparative periods (January 29, 2011 and January 30, 2010) resulted primarily from a year-over-year decrease in levels of slow moving and clearance merchandise.  The $15.5 million increase in our inventory balance was primarily attributable to merchandise that remained stated at cost.  As noted in our MD&A disclosure, approximately one-half of the increase was represented by higher levels of toning product.  The remainder of the increase resulted from our decision to increase our inventory levels of in-season product in-line with our positive sales trend.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings pursuant to the Securities Exchange Act of 1934; that staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have additional questions regarding the above, please contact me directly at (812) 867-4672 or via e-mail at kyearwood@scvl.com.  Please continue to cc: Kerry Jackson (kjackson@scvl.com) on all e-mails.

Respectfully submitted,

/s/ Kathy A. Yearwood

Kathy A. Yearwood
Senior Vice President – Controller
Chief Accounting Officer

cc:	W. Kerry Jackson, CFO, Shoe Carnival, Inc.
Mark L. Lemond, President, Shoe Carnival, Inc.